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               IN THE COURT OF CHANCERY OF THE STATE OF DELAWARE

                         IN AND FOR NEW CASTLE COUNTY

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NICK DeCESARE, Custodian for NICOLE              Civil Action No. 13926
DeCESARE, UGMA-MA,

               Plaintiff,
                                                 CLASS ACTION
     - v. -                                      COMPLAINT
                                                 ------------
JOHN P. DesBARRES, GORDON F. AHALT,
WILLIAM H. LUERS, ROBERT W. FRI,
FREDERICK H. SCHULTZ, J. DAVID
GRISSOM, BENJAMIN F. BAILAR,
PATRICIA L. HIGGINS, TRANSCO ENERGY
COMPANY and THE WILLIAMS COMPANIES,
INC.,

               Defendants.
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          Plaintiff, by and through his attorneys, alleges as follows on information and belief, except for paragraph 1 which is alleged on knowledge:

                                    PARTIES
                                    -------

          1. Plaintiff is the owner of the common stock of Transco Energy Company ("Transco"), and has owned such stock at all relevant times.

          2. Transco is a Delaware corporation based in Houston, Texas. It is a diversified energy company, owning and operating, through its subsidiaries, a natural gas pipeline in the United States. This pipeline system joins natural gas producing regions of the United States to markets
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in the Northeastern, Mid-Atlantic and Midwestern states.  The Company also markets gas and mines for coal.

          3. (a) Defendant John P. DesBarres ("DesBarres") is and has been at all relevant times Chairman, President and Chief Executive Officer of the Company.

              (b) Defendants Gordon F. Ahalt, William H. Luers, Robert W. Fri, Frederick H. Schultz, J. David Grissom, Benjamin F. Bailar, and Patricia L. Higgins are and have been at all relevant times directors of Transco.

          4. Defendant The Williams Companies, Inc. ("Williams") also owns and operates natural gas and petroleum products pipelines. Williams transports natural gas through pipelines serving Louisiana and sixteen Western and Midcontinent states, and transports petroleum products to eleven Midwestern states. Its principal executive offices are located in Tulsa, Oklahoma.

          5. By virtue of the individual defendants' positions as directors and officers of Transco, said defendants were and are in a fiduciary relationship with plaintiff and the other public stockholders of the Company, and owe to plaintiff and the other members of the class the highest obligations of good faith and fair dealing.

                           CLASS ACTION ALLEGATIONS
                           ------------------------

          6. Plaintiff brings this action for declaratory, injunctive and other relief on his own behalf and as a class

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action, pursuant to Rule 23 of the Rules of the Court of Chancery on behalf of all common stockholders of Transco (except defendants herein and any person, firm, trust, corporation or other entity related to or affiliated with any of the defendants) or their successors in interest, who are being deprived of the opportunity to maximize the value of their Transco shares by the wrongful acts of defendants as described herein.

          7. This action is properly maintainable as a class action for the following reasons:

              (a) The Class of stockholders for whose benefit this action is brought is so numerous that joinder of all Class members is impracticable. There are approximately 40 million common shares of Transco outstanding, owned by over thirty thousand stockholders. Members of the Class are scattered throughout the United States.

              (b) There are questions of law and fact which are common to members of the Class, including whether the individual defendants have breached the fiduciary duties owed by them to plaintiff and members of the Class by reason of the acts described herein, and whether Williams aided and abetted the commission of such breaches.

              (c) The claims of the plaintiff are typical of the claims of the other members of the Class and plaintiff has no interests that are adverse or antagonistic to the interests of the Class.

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              (d)  Plaintiff is committed to the vigorous prosecution of this action and has retained competent counsel experienced in litigation of this nature. Accordingly, plaintiff is an adequate representative of the Class and will fairly and adequately protect the interests of the Class.

              (e) The prosecution of separate actions by individual members of the Class would create a risk of inconsistent or varying adjudications with respect to individual members of the Class and establish incompatible standards of conduct for the party opposing the Class.

              (f) Defendants have acted and are about to act on grounds generally applicable to the Class, thereby making appropriate final injunctive or corresponding declaratory relief with respect to the Class as a whole.


                              FACTUAL BACKGROUND
                              ------------------

          8. On December 12, 1994, Transco and Williams announced that they had reached a definitive merger agreement pursuant to which Williams will acquire 60% of the common stock of Transco through a cash tender offer of $17.50 per Transco share. The cash tender offer will be followed by a stock merger in which shares of Transco common stock not purchased in the tender offer will be exchanged for 0.625 shares of Williams' common stock. The merger agreement has been approved by both Transco's and Williams' board of directors. The merger agreement constitutes a "change of

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control" requiring the individual defendants to maximize shareholder value.

          9. As part of the transaction, Williams and Transco also entered into a stock option agreement (the "lock-up option") providing for a grant of an option to Williams to purchase, at $17.50 per share, up to 7.5 million additional shares of Transco common stock.

         10. As reported by The Value Line Investment Survey, Transco's main pipeline subsidiary, Transcontinental Gas Pipeline Corp., is performing well, benefitting from a variety of factors including lower operating costs, reduced interest expense, and higher allowances on equity. The Company's gas marketing division's results are also improving, for which the net income has risen substantially on a year-over-year basis.

         11. Expansion programs will play a major role in Transco's earnings growth over the long haul. Currently, Transco is engaged in several pipeline and storage projects that will increase the Company's service areas and transportation capacity. Most of these programs are slated to be in operation by 1996. Finally, Transco's dividend yield is considered above average compared to its industry peers, and its earnings potential remains strong.

         12. By virtue of its due diligence negotiations with Transco and the merger agreement with the Company, Williams has been privy to material nonpublic information

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concerning Transco's business and the desirability and value of same.
Accordingly, Williams has positioned itself to purchase the outstanding shares of Transco at an unreasonably low and unfair price to the detriment of plaintiff and the other public stockholders of the Company. Such a merger between Transco and Williams would allow Williams, without paying adequate consideration for Transco shares, to further strengthen its position in the energy industry.

         13. The transaction has been structured as a two-step transaction, the first step being a tender offer for $17.50 per Transco share in cash, and the second step being a merger for 0.625 shares of Williams stock per Transco share. Since Transco shareholders do not know the value of the Williams securities to be paid on the "back-end" (particularly since the defendants have failed to establish a collar with respect to these securities), they will be coerced into tendering their shares on the front end of the offer for inadequate cash consideration.

         14. Because of the announcement of the definitive merger agreement and the structure of the transaction, no fair market check to determine the fair value of Transco's publicly held shares can be conducted. Moreover, defendants have set the price for the publicly held shares of Transco without taking adequate steps to determine the fair value of such securities.

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         15.  The actions taken by the individual defendants in entering into the merger agreement and the lock-up option are in gross disregard of the fiduciary duties owed to plaintiff and the other members of the Class, including their obligation to maximize shareholder value.

         16. Defendant Williams, without which the proposed transaction would not occur, and with knowledge of the individual defendants' breach of fiduciary duty, has aided and rendered substantial assistance to the individual defendants and stands to handsomely profit from the transaction.

         17. Plaintiff and the other members of the Class will suffer irreparable injury unless the unlawful transactions complained of herein are enjoined.

         18.  Plaintiff and the Class have no adequate remedy at law.

         WHEREFORE, plaintiff demands judgment and preliminary and permanent relief, including injunctive relief, in his favor and in favor of the Class and against defendants as follows:

     A. Declaring that this action is properly maintainable as a class action, and certifying plaintiff as class representative;

     B. Declaring that the individual defendants and each of them have committed a gross abuse of trust and have breached their fiduciary duties to plaintiff and the other members of the Class;

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     C.  Enjoining the tender offer and the merger;

     D. If the proposed transactions are consummated in whole or in part, rescinding the same or awarding rescissory damages to plaintiff and the Class;

     E.  Awarding plaintiff and the Class compensatory damages;

     F. Awarding plaintiff the costs and disbursements of this action, including reasonable attorneys' and experts' fees; and

     G. Granting such other and further relief as this Court may deem just and proper.


Dated:  December 14, 1994


                                                 ROSENTHAL MONHAIT, GROSS
                                                   & GODDESS, P.A.


                                                 By: /s/ Jay Rosenthal
                                                     ---------------------------
                                                 First Federal Plaza
                                                 P.O. Box 1070
                                                 Wilmington, DE  19899
                                                 (302) 656-4433

                                                 Attorneys for Plaintiff
OF COUNSEL:

WOLF POPPER ROSS WOLF & JONES
845 Third Avenue
New York, NY  10022


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